Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Submission of Investor Presentation to be made to Analysts / Investors

October 12, 2021, Mumbai: Please find enclosed herewith the presentation to be made to Analysts / Investors on signing the Share Subscription Agreement between India Markets Rio Pte. Ltd., an entity affiliated with TPG Rise Climate (‘TPG’), for an investment upto ₹7,500 crore in a wholly owned subsidiary of the Company proposed to be incorporated, to undertake its passenger electricity mobility solutions business.

A conference call with the senior management of the Company to update on the aforesaid matter will be held at 7.00 p.m. IST today and live webcast of the said conference call could be accessed through https://links.ccwebcast.com/?EventId=TATA211012.

The same is also being made available on the Company’s website www.tatamotors.com.

Tata Motors Passenger Electric Vehicles Business Investor Presentation 12 October 2021 Shailesh Chandra & PB Balaji 12 October 2021

TML EV journey so far © Copyright, Confidential, Tata Motors Limited

EV industry has witnessed a growth of 1.5-2X every year between FY17-FY21

TATA MOTORS
Connecting Aspirations

EV Industry Growth


15-16K
5910
4778
2811
1946
1235
850
FY17
FY18
FY19
FY20
FY21
FY22
~2.5-2.7X Projected Growth
7X growth in 5 years

Growth Drivers

1. **Favourable Govt. policies** *(e.g FAME II, other fiscal and non fiscal incentives)*
2. **Launch of aspirational mainstream EVs** by OEMs *(e.g Nexon EV)*
3. **Positive WoM** through existing customers
4. **Increase in ICE vehicle prices** post BSVI
5. **Steep increase in fuel prices** leading to higher running cost for ICEs

© Copyright, Confidential, Tata Motors Limited
3

Tata Motors is leading the EV revolution in India Note: 1Metrics for Tata Nexon; 2Deployed by Tata Power 15+ Awards and accolades 400+ Charging stations2 Green Car of the Year 2021 EV of the Year 2021 Global Best Electric 4W Green Car of the Year 2021 Zconnect mobile app 312km Certified EV range1 # 1 Selling EV in India –Tata Nexon EV 50 million km Real world experience 2,500 Potential customer touchpoints 60mins Fast charge (0–80%)1 9.9 secs 0–100 kmph1 70%+ Indian EV market share (FY21)

5 Holistic offering of product, network & charging infra Xpress-T (LV) : 162 Km and 213 Km, 21 kWh Nexon EV (HV): 312 Km, 30.2 kWh Tigor EV (HV): 306 Km, 25.9 kWh Carefully curated offerings for Fleet segment ; Exciting, aspirational and accessible offerings for Personal segment Cites Public charging network : ~700+ chargers across India 7000+ AC slow chargers 150+ Captive charging points Touchpoints Charging infra 22 51 60 FY20 FY21 YTD FY22 43 97 150 FY20 FY21 YTD FY22

6 TML EV business continues to grow exponentially ; Market leadership achieved Volume and market share Growth28638042863131349103941447811%18%47%71%0%10%20%30%40%50%60%70%80%020004000600080001000012000FY18FY19FY20FY21YTD FY22Nexon EVTigor EV Market share Growth PotentialJan'21Feb'21Mar'21Apr'21May'21Jun'21Jul'21Aug'21Cumulative Booking Cumulative Retail Demand supply Gap Nexon EVFY2213134913254218xxxxGrowth potential is much higher

© Copyright, Confidential, Tata Motors Limited 7 Project Helios –Winning Proactively in EV Writing the India EV story TATA MOTORS connecting Aspirations

© Copyright, Confidential, Tata Motors Limited 8Govt. initiatives and demand drivers provide further impetus to EV industry State EV Policies PLI schemes Government incentives Demand drivers Stringent emission roadmap will necessitate EV adoption by OEMs •TCO parity with ICEs will further propel EV adoption •Better customer options as OEMs introduce long range EVs

© Copyright, Confidential, Tata Motors Limited 9 TML to take the lead in accelerating this exciting journey Product •Expand portfolio of offering India specific products with different body styles and driving ranges ( 10 EVs by FY26)•Transition to Modular Multi-energy platform from Conversion EVs Sales & Marketing •Expand beyond existing micro-markets ( 100+ cities , 255 touchpoints in FY22)•Continue brand building for awareness creation and driving aspiration Increase options to access Tata EVs (e.g Subscription)•Drive superior customer experience through digital tool and experience centres •Drive deeper localization ( localization of Tier-1 & Tier 2 components)•Build center of competence Ecosystem Development:•Expand Tata UniEVerse to offer holistic solutions to customers ( Charging, financing, options to access TML EVs etc)•Operationalising plan on battery reuse, repurpose and recycle Capability building

10 Helios : Business rationalePV subsidiarization, March 2020 •Differentiated focus for CV, PV to help each realise their potential •Unlock business value, focus and operational flexibility •Improve ability of TML to reward shareholders •Secure mutually beneficial strategic alliances for PVPV (Strategy -Win Sustainably)•Aim: Double digit market share, High single digit EBITDA and FCF positive by FY23 •Actions: Reimagine PV, “Forever New”, Leverage Alpha and Omega architectures and existing Assets, Careful investment choicesEV (Strategy –Win Proactively) •Aim: Lead the EV charge in the Indian market •Actions: Introduce 10 new EVs, Catalyse Charging infrastructure, Invest proactively in drive trains, products and platforms. Implications •EV requires > $2B of investments in the next 5 years. •PV will be fund constrained to support the aggressive EV aspirations •Need to continue to build momentum in EV to retain competitive advantage •EV technologies are still evolving and hence risky Investor pool •Given EV’s core net zero emissions credentials, a different segment of investors who focus on the long term, carbon free world are accessible •There is potential for significant value unlock and ability to fund the requirements of the business

Key aspects of Helios

TATA MOTORS
Connecting Aspirations

1	**Create a pure play EV company to focus on passenger mobility**	• TML EVCo to be created as an asset lite new subsidiary of TML • Will house all dedicated EV talent and design capabilities of TML • Aim to attract top notch global talent
2	**Step up investments in EV and related technologies to > $2B**	• TML EVCo to invest in excess of $2B (INR >16KCr) over the next 5 years in products, platforms, drive trains, dedicated EV manufacturing, charging infrastructure and advanced technologies
3	**Leverage existing PV investments to drive efficiencies**	• TML EVCo to leverage all existing investments in technologies, brands, manufacturing capacities and sales network of TML PVCo ; TML PVCo plays role as Toll Manufacturer and provider of services. • Ensures minimal duplication while accelerating speed to market
4	**Onboard likeminded external investors**	• Onboard like minded external investors to access capital, tap the global ecosystem and unlock value • External scrutiny will sharpen delivery focus

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12 Transaction structure Proposed structure and perimeter Tata Motors Limited (listed company) Tata Motors EV (EVCo) •EV product Focus •Build and own future IPs for EV •Catalyse creation of charging infrastructure Tata Motors PV (PVCo) •PV Product Focus •Own existing assets (IPs, Mfg., Brands, Network) •Toll Manufacturer for PV and EV Vehicles External Investors85-89%100%11-15%Pool CAFÉ credits

13 TPG Rise to invest $1B at a valuation of upto$9.1BProcess involved selective outreach to marquee investors •TPG Rise Climate to be the lead investor •TPG Rise Climate is a $7Bn fund with a focus on investing in companies that enable carbon reduction in a quantifiable way •ADQ to be a co-investor

Key terms 14 FUNDING $1B equity funding • TPG Rise commitment of INR 7,500 Cr ($1 Bn) – 50% by March 22 post set-up of the EVCo – Balance 50% by Q3 2022 on achieving “Go Live” actions INSTRUMENT Convertibles linked to long term performance • CCPS, compulsory convertible preference shares • Converts to ordinary equity shares in EVCo basis achieving revenue thresholds VALUATION Implied valuation of upto $9.1 Bn (post money) • Upto $9.1 Bn for a 11-15% stake The transaction is subject to conditions precedent and customary approvals.

Project Helios – Winning Proactively in EV Additional Material

Key to growth : Creating awareness and aspiration while bursting myths State of the art EV tech brand Ziptron launch Creating awareness & aspiration Building credibility by bursting myths An immersive drive experience of the Nexon EV 1st Electric 4 W to travel from Manali to Khardungla (Leh) #TheUltimateElectricTest to bust all myths

Key to growth : Sharp customer segmentation and focus

TATA MOTORS
Connecting Aspirations

Identifying customer archetypes



Environmentally conscious



Well travelled



Tech and feature geeks



Low maintenance seekers

- Deliver differentiated value proposition & customer experience

Prioritization of focus cities


Ludhiana
Chandigarh
Delhi NCR
Faridabad
Jaipur
Lucknow
Kanpur
Gandhinagar
Kolkata
Ahmedaba
Surat
Nagpur
Mumbai
Pune
Hyderabad
Goa
Bengaluru
Chennai
Kochi
Trivandrum
Coimbatore

- Identification of focus cities basis:
  - Target segment presence
  - CUV market size
  - Maturity / plans of charging ecosystem
  - Competition focus

Micro-market mapping



LIV Index | WORK Index

Malls | TML EV Dealer

- Identify where target customers live, work & shop
- Targeted marketing, channel & charging infra set-up

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Key to growth : Localisation of key components

Better cost optimization and greater control over supply chain

TATA MOTORS
Connecting Aspirations

Increase in localised supply to drive down costs

FY21

~60%
localization

- BIW
- Battery Pack
- E-Drive
- Inverter
- DC-DC Converter
- Compressor

FY25

>85%
localization

- BMS
- Deeper localization of
  Battery pack
  E-Drive
  Inverter
  Integrated Electronics

Battery Assembly



PDU Assembly



Partnerships with marquee suppliers

proximity
from manufacturing locations

multiple
Active vendors

35%
Energy consumption from renewable energy sources

Valeo · APTIV · BOSCH · HELLA · motherson

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Key to growth : Ecosystem solutions provided by TATA UniEVerse > Operation of battery assembly plant for Nexon & Tigor > Key partner for production ramp-up/ localization implementation Tata Group firms being leveraged for EV business > India's leading player in the EV charging space > Home charging installation support in all cities to support TML EV customers > Cell development and local mfg. > Technical partner for evaluating establishment of Lithium-ion cell manufacturing plant > Operation of pilot plant for Li-ion battery recycling > Operation of battery assembly plant for Nexon & Tigor > Key partner for production ramp-up/ localization implementation > Structured solutions for fleet buyers to drive EV adoption including subscription & leasing > Support in designing innovative financing solutions at attractive pricing by incorporating residual value financing > Partners for driving advanced research and product design especially with respect to ADAS systems and connected car tech – EVs are expected to get more sophisticated in future, requiring dedicated design teams > Tata Digital as a partner for building integrated digital platform across Tata companies to drive user experience and enable cross-selling of TML's EV products

Stringent emission roadmap will necessitate EV adoption by OEMs World of today Less than 10% EVs required Mix of powertrains Equitable composition of ICE & EVs needed EV World Primarily EVs and PHEVs needed Corridor for potential CO2 regulation 180 150 100 2015 2020 2025 2030 50 172 166 135 130 121 113 95 144 105 Govt. signalling corridor shift through steeper reduction in targets (105 g/km) 107 96 68-78 < 90 50 ~80 ~70 Increase in the regulation of CO2 g/km Year Regulation corridor CO2 g/km Required powertrain portfolio

TCO parity with ICEs will further propel EV adoption -₹ 6.1 -₹ 7.1 -₹ 8.4 ₹ 1.1 ₹ 0.1 -₹ 1.0 Total Cost of Ownership1 B2B1 ( with FAME subsidy) Total Cost of Ownership2 B2C2 EVs vs Diesel EVs vs CNG ₹ 0.6 -₹ 0.6 -₹ 2.1 ₹ 1.0 -₹ 0.2 -₹ 1.4 FY20 FY22 FY24 FY20 FY22 FY24 Value in ₹ lakh Value in ₹ lakh 1) Vehicle life 4 years, annual running 50K, 90% financing @12% interest, Charging cost 7/kWh, Resale EV30%, Resale Diesel,& CNG 40% 2) Vehicle life 5 years, annual running 10K, 80% financing @12% interest, Charging cost 7/kWh, Resale EV 20%, Resale Petrol 30% EVs vs Diesel EVs vs Petrol

Customers options will increase as OEMs introduce long range EVs 10 18 24 26 FY21 FY22 FY23 FY24 16 30 40 FY18-20 FY20-22 FY22-24 Upcoming EV models Average on board energy

Investments across the value chain will unlock charging infrastructure HW equipment provider Infrastructure owner Hyderaba d Metro OEM Dealerships Charging station operator Charging network provider CY21 CY24 CY26 ~1000 25-30K 45-50K Value Chain Outlook : Public Fast Chargers

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.